AB 3/13

[redacted]

15048961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015

SEC FILE NUMBER
8-17277

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOYAL3 SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 MERRIMACK STREET
(No. and Street)

HAVERHILL	MA	01830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK A. THRIFT — 1-212-520-1704
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SAMET & COMPANY, PC
(Name – *if individual, state last, first, middle name*)

1330 BOYLSTON STREET	CHESTNUT HILL	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/18/15

OATH OR AFFIRMATION

I, JACK A. THRIFT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOYAL3 SECURITIES, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNA L GERMON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6292749
Qualified in New York County
My Commission Expires November 04, 2017

[signature] 2.27.15
Notary Public

[signature]
Signature

CEO/CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOYAL3 SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2014

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
LOYAL3 Securities, Inc.

We have audited the accompanying financial statements of LOYAL3 Securities, Inc. (a Massachusetts corporation) (the "Company") which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of LOYAL3 Securities, Inc., as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital pursuant to uniform net capital rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
February 25, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

LOYAL3 SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$	4,154,042
Cash - segregated		762,663
Accounts receivable		380,625
Deposits with clearing organization		838,000
Prepaid expenses		7,594
Marketable securities		61,322
Other assets		54,229
	$	6,258,475

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payable to customers	$	641,869
Accounts payable and accrued expenses		21,119
Securities failed to receive		24,739
		687,727
Stockholder's equity:		
Common stock, $0.01 par value authorized 1,000,000 shares, issued and outstanding 930,197 shares		9,302
Additional paid-in capital		8,513,830
Accumulated deficit		(2,952,384)
		5,570,748
	$	6,258,475

See notes to financial statements

LOYAL3 SECURITIES, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2014

Revenues:	
Investment banking fees	$ 1,826,522
Proprietary trading gains	106,226
Commissions	82,899
Other income	14,073
	2,029,720
Expenses:	
Employee compensation and benefits	2,127,622
Clearing fees and bank charges	1,383,044
Occupancy	132,969
Regulatory fees	76,560
Technology costs	43,527
Other operating expenses	42,026
Communications	21,976
	3,827,724
Net loss	$ (1,798,004)

See notes to financial statements

LOYAL3 SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2014

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2014	930,197	$ 9,302	$ 3,654,920	$ (1,154,380)	$ 2,509,842
Net loss	-	-	-	(1,798,004)	(1,798,004)
Capital contributions	-	-	4,858,910	-	4,858,910
Balance, December 31, 2014	930,197	$ 9,302	$ 8,513,830	$ (2,952,384)	$ 5,570,748

See notes to financial statements

LOYAL3 SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(1,798,004)
Adjustments to reconcile net loss to net cash used by operating activities		
Reclassification of payable to parent company to additional paid in capital		2,145,956
Changes in operating assets and liabilities:		
Cash - segregated		83,847
Accounts receivable		(377,614)
Prepaid expenses		(3,988)
Deposits with clearing organization		(748,000)
Marketable securities		33,172
Other assets		(50,040)
Payable to customers		94,374
Accounts payable and accrued expenses		(101,062)
Securities failed to receive		19,403
Net cash used for operating activities		(701,956)
Cash flows from financing activities:		
Capital contributions		2,645,710
Net increase in cash		1,943,754
Cash, beginning of year		2,210,288
Cash, end of year	$	4,154,042

See notes to financial statements

LOYAL3 SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 1 **Organization and nature of business**

LOYAL3 Securities, Inc. (the "Company") was incorporated in 1972 and is a Massachusetts Corporation that is wholly owned by LOYAL3 Holdings, Inc. (the "Parent"). During 2012 the Company's name was changed from its original name of Merrimack Valley Investments, Inc. The Company operates as a self-clearing broker-dealer and maintains offices in Massachusetts, California, and New York. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's customers may engage in securities transactions without incurring any commissions or other fees, and can acquire fractional shares in individual stocks, with a certain minimum investment. The Company provides retail investors the ability to participate in initial offerings of securities ("Social IPO" offerings) and allows issuers to create affinity award programs featuring company stock as a reward ("Stock Rewards" offerings).

Note 2 **Summary of significant accounting policies**

Revenue recognition
Securities transactions and the related revenue and expenses, including commission revenues and expenses, are recorded on a trade-date basis. Investment banking fees (which include banking fees, syndicate income and consulting income) are recognized as earned based on completion and acceptance of the related contracts by the customer.

Accounts receivable
An allowance for doubtful accounts is maintained based on management's assessment of the collectability of accounts receivable. The Company includes accounts receivable balances that are determined to be uncollectible, along with a general reserve, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company believes that no allowance for doubtful accounts was necessary as of December 31, 2014.

Marketable securities
Security positions resulting from proprietary trading are reported at fair value in accordance with the fair value standards. Realized and unrealized gains and losses resulting from these transactions are included in earnings. Realized gains and losses are computed based on specific identification of securities.

Note 2 **Summary of significant accounting policies (continued)**

Income taxes
Accounting standards require an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income.

Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense or benefit from income taxes is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

Income tax positions
The Financial Accounting Standards Board ("FASB") issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions, the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's federal and state income tax returns are generally open for examination for the past three years.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, segregated cash, accounts receivable, deposits with clearing organizations, accounts payable, and accrued liabilities approximates fair value due to the short term maturities of these assets and liabilities.

Note 2 Summary of significant accounting policies (continued)

Fair value
Accounting standards provide a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting standards more consistent and comparable. Accounting standards also require expanded disclosures to provide information about the extent to which fair value is used to measure certain assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings (see Note 9). The Company's financial and nonfinancial assets and liabilities reflected in the financial statements at fair value include marketable securities and securities sold, not yet purchased.

Subsequent events
The Company has evaluated subsequent events through February 25, 2015, which is the date the financial statements were available to be issued.

Note 3 Deposits with clearing organization and segregated cash

Cash in the amount of $762,663 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

The Company had a deposit on hand with a clearing organization of $838,000 at December 31, 2014. The amount is held in an interest bearing account. The Company is required to keep a minimum balance of $108,703.

Note 4 Payable to customers

Payables to customers consist of securities failed to receive and deliver at December 31, 2014, all of which have been outstanding less than 30 days. The amounts in securities failed to receive represent transactions that did not settle and amounts due on securities transactions.

Note 5 Concentration of Credit Risk

Cash
The Company maintains its cash at financial institutions in bank deposits, which may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Note 5 **Concentration of Credit Risk (continued)**

Revenue
The Company had two customers during the year ended December 31, 2014, which accounted for approximately 50% of revenues. Amounts due from these customers at December 31, 2014 accounted for 100% of accounts receivable.

Note 6 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2014 the Company's net capital was $5,499,729 which was $5,249,729 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital was .0042 to 1.0.

Note 7 **Related party transactions**

Expense sharing agreement
The Company entered into an expense sharing agreement on May 31, 2012 with the Parent for allocation of salaries, technology and rent. The total charged by the Parent during 2014 was $2,078,712, which was forgiven by the Parent and recorded as additional paid in capital on the accompanying statement of stockholder's equity. As of December 31, 2013, a balance of $67,244 was owed from the Company to the Parent and was forgiven during 2014. Additionally, during the year, the Parent paid $47,442 to the Company for expenses which were paid by the Company on behalf of the Parent and which were not part of the expense sharing agreement. There was no balance owed to the Parent at December 31, 2014. The expense sharing agreement was terminated as of December 31, 2014.

Note 8 **Information for possession or control requirements**

The Company has no fully paid and excess margin securities for which instructions to reduce the possession or control has been issued as of the report date.

Note 9 **Fair value measurements**
Accounting standards require that financial and non-financial assets and liabilities, recognized or disclosed in financial statements on a recurring basis (at least annually), be measured at fair value.

Note 9 **Fair value measurements (continued)**

These standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

These standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These standards describe three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 – Unobservable inputs for the assets or liabilities. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investment. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 and Level 3 inputs are only used when higher level inputs are not available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2014.

Marketable Securities: Consist of equity securities valued using quoted market prices.

Note 9 **Fair value measurements (continued)**

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's financial assets at December 31, 2014:

Assets	Level 1	Level 2	Level 3	Total
Marketable securities	$ 61,322	$ -	$ -	$ 61,322

Note 10 **Income taxes**

The deferred tax assets include the following components at December 31, 2014:

	Federal	State	Total
Deferred tax asset	$ 968,700	$ 242,200	$ 1,210,900
Valuation allowance	(968,700)	(242,200)	(1,210,900)
Net deferred tax asset	$ -	$ -	$ -

The deferred tax asset relates primarily to net operating loss carryforwards for federal and state purposes. The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. This reduction is necessary due to uncertainty as to the Company's ability to utilize all of its net operating loss carryforwards before they expire. The increase in the valuation allowance was $813,800 during the year ended December 31, 2014.

For federal income tax purposes, operating losses may be carried forward 20 years from the year the net loss was incurred. The state of Massachusetts allows a 5 year carry forward period. The Company's total federal net operating losses available to offset taxable income of future years is approximately $2,849,000 and will expire in various years through 2034. The state of Massachusetts operating loss of approximately $2,849,000 may be carried forward 5 years and will expire in various years through 2019.

Note 11 **Commitments and contingencies**

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require it to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. As December 31, 2014, the Company had no open underwriting commitments.

From time to time, the Company is involved in ordinary routine litigation incidental to its business.

Note 11 **Reclassifications**

Certain reclassifications have been made to the 2013 amounts to conform to the 2014 financial statement presentation.

LOYAL3 SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2014

Net capital			
Stockholder's equity		$	5,570,748
Deductions and charges:			
Nonallowable assets:			
Prepaid expenses	(7,594)		
Other assets	(54,229)		(61,823)
Net capital before haircuts on securities positions			5,508,925
Haircuts on securities:			
Other securities	(9,196)		(9,196)
Net capital		$	5,499,729
Aggregate indebtedness		$	687,727
Adjustments based on deposits in special reserve bank accounts			(664,740)
Total aggregate indebtedness		$	22,987
Computation of basic net capital requirement			
Minimum net capital required		$	1,532
Minimum dollar net capital required			250,000
Net capital requirement			250,000
Excess net capital		$	5,249,729
Net capital less 120% of minimum dollar net capital required		$	5,199,729
Percentage of aggregate indebtedness to net capital			.0042 to 1.0
Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2014)			
Net capital, as reported in Company's part II (unaudited) focus report		$	5,499,729
Net capital per above		$	5,499,729

LOYAL3 SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$	641,870
Customer securities failed to receive		24,739
	$	666,609
Debit balances		
Customer debit balance	$	1,869
Reserve computation		
Excess of total credits over total debits	$	664,740
Excess of total credits over total debits at 105%	$	697,977
Amount held on deposit in reserve bank accounts	$	762,663
New amount in reserve bank account after deposit	$	762,663

No material difference exists between the audited computation of Rule 15c3-3 Reserve requirements and the corresponding unaudited computation as presented by Loyal3 Securities, Inc.

LOYAL3 SECURITIES, INC.

COMPLIANCE REPORT UNDER PCAOB ATTESTATION STANDARD NO. 1

Period Ended December 31, 2014

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Loyal3 Securities, Inc.

We have examined Loyal3 Securities, Inc. (the "Company") statements, included in the accompanying Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2014; (2) the Company's internal control over compliance was effective as of December 31, 2014; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 15c3-3, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2014; the Company complied with 17 C.F.R §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Samet & Company PC

Chestnut Hill, Massachusetts
February 25, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

LOYAL3®
SECURITIES, INC.

ASSERTIONS REGARDING INTERNAL CONTROLS OVER COMPLIANCE

Identified Compliance Provisions

The Company was subject to 17 C.F.R §§ 240.15c3-1 (the "net capital rule") and 17 C.F.R. §§ 240.15c3-3(e) (the "reserve requirements rule") as of and for the year ended December 31, 2014.

Assertion Statement Regarding Internal Controls over Compliance

(1) The Company was in compliance in all material respects with the net capital rule and the reserve requirements rule as of and for the year ended December 31, 2014.

(2) Information used to assert compliance with the net capital rule and the reserve requirements rule was derived from the books and records of the Company.

(3) Internal control over compliance with the net capital rule and the reserve requirements rule was effective during the year ended December 31, 2014 such that there were no instances of material weakness.

Loyal3 Securities, Inc.

By:

Jack Thrift, Chief Financial Officer

Date 2-25-2015

LOYAL3®
SECURITIES, INC. 150 California Street, Suite 400, San Francisco, CA 94111 | T 415.981.0700 | F 415.981.0703 | www.loyal3.com | Member FINRA/SIPC

LOYAL3 SECURITIES, INC.

AGREED - UPON PROCEDURES

December 31, 2014

TABLE OF CONTENTS

SAMET

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder of
LOYAL3 Securities, Inc.
109 Merrimack Street
Haverhill, MA 01830

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by LOYAL3 Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating LOYAL3 Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). LOYAL3 Securities Inc.'s management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no material differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO ENTITY'S SIPC ASSESSMENT RECONCILIATION (CONTINUED)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Samet & Company PC

Chestnut Hill, Massachusetts
February 25, 2015

LOYAL3 SECURITIES, INC.

GENERAL ASSESSMENT RECONCILATION
Year Ended December 31, 2014

General assessment	$	4,663
Less payments made with SIPC-6 filed October 29, 2014		(777)
Total assessment balance		3,886
Payments made with SIPC-7 filed February 9, 2014		(3,886)
Overpayment carried forward	$	-

Collection agent:

Securities Investor Protection Corporation
P.O. Box 92185 Washington, D.C. 20090-2185